Exhibit 12

TENNESSEE GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT FOR RATIO)

	FOR THE YEARS ENDED DECEMBER 31,
	2009	2008	2007	2006	2005
Earnings
Income before income taxes	$206	$182	$244	$202	$130
Income from equity investee	$(11)	$(13)	$(13)	$(15)	$(14)
Pre-tax income before income from equity investee	$195	$169	$231	$187	$116

Fixed charges	161	141	139	137	135
Distributed income of equity investee	13	16	27	17	64
Allowance for fund used during construction	(3)	(3)	(6)	(5)	(2)
Totals earnings available for fixed charges	$366	$323	$391	$336	$313

Fixed charges
Interest and debt cost	$160	$140	$138	$136	$134
Interest component of rent	1	1	1	1	1

Total fixed charges	$161	$141	$139	$137	$135

Ratio of earnings to fixed charges	2.3	2.3	2.8	2.5	2.3

For purpose of computing these ratios, earnings mens pre-tax income before:
- income form equity investee, adjusted to reflect actual distribution from equity investment; and
- fixed chages;
less
- allowance for fund used during construction

Fixed charges means the sum of the following:
- interest costs, not including interest on tax liabilities which is included in income tax expense on our income statement;
- amortization of debt costs; and
- that portion of rental expense which we believe represents an interest factor.